UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AmerisourceBergen Corporation
(Exact name of the registrant as specified in its charter)

Delaware	1-16671	23-3079390
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices)	(Zip code)

John G. Chou 610-727-7000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒        Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of AmerisourceBergen Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available on the Company’s website at investor.amerisourcebergen.com. The Company's website and the information accessible through it are not incorporated into this Form SD and are not deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

The Conflict Minerals Report required by Form SD is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

See the Exhibit Index below, which is incorporated by reference herein.

EXHIBIT INDEX
Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report of AmerisourceBergen Corporation for the reporting period from January 1, 2019 to December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMERISOURCEBERGEN CORPORATION

Date: May 29, 2020	By:	/s/ John G. Chou
	Name:	John G. Chou
	Title:	Executive Vice President and Chief Legal Officer